FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Frank Richard M.	2. Issuer Name and Ticker or Trading Symbol CEC Entertainment, Inc. ("CEC")		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Chairman and Chief Executive Officer
(Last) (First) (Middle) 4441 W. Airport Freeway	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 01/13/03
(Street) Irving, TX 75062		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, Par Value $.10								100,600	I	By Frank Family Trust A2
Common Stock, Par Value $.10								118,419	I	By Richard M. Frank Rev. Trust
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Option	$13.6673	12/11/97						(1)	12/08/02	Common Stock	150,000		150,000	D
Employee Stock Option	$17.5009	01/08/99						(2)	01/08/06	Common Stock	97,500		247,500	D
Employee Stock Option	$23.2500	03/07/00						(3)	03/07/07	Common Stock	250,000		497,500	D
Employee Stock Option	$34.0000	01/05/01						(4)	01/05/08	Common Stock	150,000		647,500	D
Employee Stock Option	$43.5000	01/03/02						(5)	01/03/09	Common Stock	250,000		897,500	D
Employee Stock Option	$29.9900	01/13/03		A		250,000		(6)	01/13/10	Common Stock	250,000		1,147,500	D

Explanation of Responses:

(1) Vesting Schedule: 50% after 12/08/98; and 100% after 12/08/99.
(2) Vesting Schedule: 33% after 01/08/01; 66% after 01/08/02; and 100% after 01/08/03.
(3) Vesting Schedule: 20% after 03/07/01; 40% after 03/07/02; 60% after 03/07/03; and 100% after 03/07/05.
(4) Vesting Schedule: 33% after 01/05/02; 66% after 01/05/03; and 100% after 01/05/04.
(5) Vesting Schedule: 25% after 01/03/03; 50% after 01/03/04; 75% after 01/03/05; and 100% after 12/05/05.
(6) Vesting Schedule: 33% after 01/13/04; 66% after 01/13/05; and 100% after 01/13/06.

By: /s/ Richard M. Frank **Signature of Reporting Person	01/15/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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